SCHEDULE 13G
Corporate Express, Inc.
Common Stock $.0002 par
value

Cusip #  219-888-10-4
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  4,415,100
Item 7:  -0
Item 8:  4,415,100
Item 9:  4,415,100
Item 11: 4.2%
Item 12: IA


Cusip #  219-888-10-4
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  2,637,800
Item 7:  -0-
Item 8:  2,637,800
Item 9:  2,637,800
Item 11: 2.5%
Item 12: IA


Cusip #  219-
888-10-4
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4: U.S.
Item 5:  -0-
Item 6: 7,052,900
Item 7:  -0-
Item 8: 7,052,900
Item 9: 7,052,900
Item 11: 6.8%
Item 12: IN


Item 1(a) Corporate Express

Item 1(b) 1 Environmental
Way, Broomfield, Colorado
80021

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC ")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock
$.0002 par value

Item 2(e) 219888-10-4

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5)(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.


/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman

Under Power of Attorney
dated 1/27/95 On File with
Schedule 13G for Kohl's
Corp. 2/7/95

AGREEMENT
The undersigned agree that
this Schedule 13G dated
February 12, 1999 relating
to shares of common stock of
Corporate Express, Inc.
shall be filed on behalf of
each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95 On
File with Schedule 13G for
Kohl's Corp. 2/7/95